MEMORANDUM
June 16, 2006
     This Memorandum, together with Amendment No. 3 to the Form S-1 (Commission File No. 333-133423) (the “Form S-1”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comment of the Staff of the Securities and Exchange Commission communicated by letter dated June 15, 2006 with respect to the Form S-1.
Certain U.S. Federal Income and Estate Tax Considerations
COMMENT NO. 1:
We note your response to our prior comment 1. Please unequivocally state the tax consequences. We note your current use of equivocal language like “should” and “could.” If you cannot unequivocally state the tax consequences, please disclose the reasons why, and disclose the possible outcomes. Add appropriate risk factors.
RESPONSE:
     We have revised our disclosures on pages 53 and 54 of Amendment No. 3 to the Form S-1 in accordance with the Staff’s comment and in accordance with telephonic conversations among our legal counsel and the Staff on June 15, 2006.
Exhibit 8.1
COMMENT NO. 2:
     Please file an opinion that does not assume conclusions of law that are required for the ultimate tax opinion provided. For example:
•	We note the conclusions regarding due execution and delivery of documents; and

•	It is unclear what transactions are intended to be the subject of the paragraph numbered “4,” why those transactions are relevant to the opinion given, and whether that paragraph amounts to assumptions of legal conclusions.
RESPONSE:
     We have filed a revised opinion of counsel as an exhibit to Amendment No. 3 to the Form S-1. In particular, our counsel has clarified its assumption with respect to the due execution and delivery of documents to indicate that it makes no assumption as to the due execution and delivery of any documents by WESCO International and WESCO Distribution. In addition, our counsel has removed the prior paragraph number 4 in its entirety.